EXPENSE WAIVER AND
                             REIMBURSEMENT AGREEMENT


     AGREEMENT made this 1st day of July, 2003, between The Merger Fund VL, a Delaware statutory trust (the "Fund"), and Westchester Capital Management, Inc., a New York corporation (the "Adviser").

     WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Fund, dated July 1, 2003 pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

     WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total annual expenses of the Fund to 1.40%;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Expense Waiver and Reimbursement by the Adviser. The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund to 1.40% of the Fund's average daily net assets.

     2. Duty of Fund to Reimburse. Subject to approval by the Board of Trustees of the Fund, the Fund agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that the Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne. The Fund's Board of Trustees shall review quarterly any reimbursement paid to the Adviser with respect to the Fund in such quarter.

     3. Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

     4. Duration and Termination. This Agreement shall be effective for the ten-year period from July 1, 2003 through July 30, 2004, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Fund. The termination of this Agreement in no way relieves the Fund of its obligations under paragraph 2.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

The Merger Fund VL                         Westchester Capital Management, Inc.



By: /s/ Frederick W. Green                 By: /s/ Frederick W. Green
   ----------------------------------          -----------------------


Name:    Frederick W. Green                Name:    Frederick W. Green
     --------------------------------           ----------------------


Title:   President                         Title:   President